UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AMERICAN REALTY CAPITAL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

02917T104

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

712 Fifth Avenue, 23rd Floor

New York, NY 10019

(212) 474-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 64,703,029*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 64,703,029*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,703,029*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%**
14.	Type of Reporting Person (See Instructions): PN; IA

(*)	Includes an aggregate of 56,778,029 Shares (as defined in Item 1 herein) underlying the call options referenced in Item 5 herein.
(**)	Based upon 907,984,706 Shares outstanding on September 2, 2014, as reported in the Issuer’s Annual Report on Form 10-K Amendment filed on September 4, 2014.

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 64,703,029*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 64,703,029*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 64,703,029*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.1%**
14.	Type of Reporting Person (See Instructions): IN; HC

(*)	Includes an aggregate of 56,778,029 Shares (as defined in Item 1 herein) underlying the call options referenced in Item 5 herein.
(**)	Based upon 907,984,706 Shares outstanding on September 2, 2014, as reported in the Issuer’s Annual Report on Form 10-K Amendment filed on September 4, 2014.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.01 par value per share (the “Shares”), of American Realty Capital Properties, Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 405 Park Ave., 15th Floor, New York, NY 10022.

Item 2.	Identity and Background

This statement on Schedule 13D is filed by Corvex Management LP, a Delaware limited partnership (“Corvex”) and Keith Meister, a U.S. citizen. This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is also controlled by Mr. Meister. The principal business address of each of Corvex and Mr. Meister is 712 Fifth Avenue, 23rd Floor, New York, New York 10019. The principal business of Corvex is serving as the investment adviser of the Corvex Funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex.

Each of Corvex and Mr. Meister is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 and attached as Exhibit 1 hereto.

During the last five years, none of Corvex, Mr. Meister or any of the Corvex Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 and the information set forth in Exhibit 2 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons used working capital of the Corvex Funds to purchase the 7,925,000 Shares reported herein (the “Owned Shares”) and to acquire the original call options referenced in Item 5 and Exhibit 2. The total purchase price for the Owned Shares was $71,063,853 including brokerage commissions and the purchase price to acquire such call options was $158,072,416 including brokerage commissions.

The Reporting Persons may effect purchases of securities through margin accounts maintained for them with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies. Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Such margin accounts may from time to time have debit balances. In addition, since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase Shares.

Item 4.	Purpose of Transaction

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The Reporting Persons acquired the Shares and options referred to in Item 5 over which they exercise beneficial ownership in the belief that the Shares of the Issuer are undervalued and an attractive investment. The Reporting Persons have had and expect to continue to have discussions with the Issuer’s Board of Directors, management and advisors with respect to the Issuer’s business and strategies.

We commend the Board’s decision to retain qualified advisors in seeking to promptly resolve past issues and position the company to look to the future rather than focusing on the past. It is clear to the Reporting Persons that this is a time of transition and a unique opportunity for a ‘new start’ for the company and its shareholders.

        The Reporting Persons believe that it is beneficial to add representatives of the shareholders to the Board, particularly given the recent high level of personnel turnover at the company and the critical decisions the company is facing in the near term. Consequently, the Reporting Persons have had discussions with the Board to explore the addition to the Board of a representative of the Reporting Persons and potentially other independent persons which might be suggested by the Reporting Persons. Further, the Reporting Persons have had and will continue to have discussions with the Board to share thoughts for enhancing value for all shareholders. Such discussions include, but are not limited to: business strategy and simplification, stabilizing and enhancing the value of Cole Capital, capital allocation, the search process for a new CEO and Chairman, and corporate governance. The Reporting Persons may enter into discussions with other shareholders, industry participants and third parties in connection with all or some of the matters referenced in this Item 4.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Item and in the rest of the Schedule 13D are calculated based upon an aggregate of 907,984,706 Shares outstanding on September 2, 2014, as reported in the Issuer’s Annual Report on Form 10-K Amendment filed on September 4, 2014.

(a)-(b) As of 2:00 p.m., New York City time, on December 29, 2014, Corvex may be deemed to be the beneficial owner of 64,703,029 Shares (consisting of (i) 7,925,000 Shares and (ii) 56,778,029 Shares underlying the call options referenced below), constituting collectively approximately 7.1% of the Issuer’s Shares outstanding. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be deemed the beneficial owner of such Shares. Corvex and Mr. Meister may be deemed to have sole power to vote and dispose of the Shares reported in this Schedule 13D.

Corvex may be deemed to be the beneficial owner of over the counter market American-style call options referencing an aggregate of 21,519,029 Shares, which have an exercise price of $5.75 per Share and expire on January 29, 2016. Corvex also may be deemed to be the beneficial owner of over the counter market American-style call options referencing an aggregate of 35,259,000 Shares, which have an exercise price of $5.50 per Share and expire on April 29, 2016. The information in Exhibit 2 is incorporated herein by reference.

Corvex has sold in the over the counter market European-style put options referencing an aggregate of 21,519,029 Shares at an exercise price of $5.75 per Share, which expire on the earlier of January 29, 2016 or the date on which the corresponding American-style call option described above in this Item 5 is exercised. Corvex has sold in the over the counter market European-style put options referencing an aggregate of 35,259,000 Shares at an exercise price of $5.50 per Share, which expire on the earlier of April 29, 2016 or the date on which the corresponding American-style call option described above in this Item 5 is exercised. The information in Exhibit 2 is incorporated herein by reference.

(c) Except as set forth on Exhibit 2 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) the Corvex Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of such funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 3, 4 and 5 and the information set forth in Exhibit 2 of this Schedule 13D are incorporated herein by reference.

On December 29, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement

Exhibit 2	Transactions in the Shares effected in the past 60 days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2014	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: December 29, 2014	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister